

March 27, 2012

<u>Via E-mail</u>
Mr. James H. Haddox, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Blvd., Suite 2600
Houston, TX 77056

      Re: Quanta Services, Inc.
             Form 10-K for the year ended December 31, 2011
             Filed February 29, 2012
             File No. 1-13831

Dear Mr. Haddox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Notes to the Consolidated Financial Statements</u>

<u>5. Goodwill and Other Intangible Assets, page 97</u>

1.   With a view towards future disclosure, please provide us with a specific and comprehensive discussion of the under lying reasons for and impact of your operating unit reorganizations in fiscal 2011. In this regard, please discuss how the goodwill impairment testing for these units changed from 2010 to 2011. In addition, please clarify why the reorganization did not cause a reclassification of your segment results in prior periods.

<u>12. Employee Benefit Plans, page 111</u>

2.   We note that there have been fluctuations in the amount of your contributions to each plan year over year. In future filings please provide a description of the nature and effect

of any significant changes that affect the comparability of your contributions. Please refer to ASC Topic 715-80-50-6.

3.   We also note that you have made contributions to multi-employer defined contribution plans and these contributions have increased year over year. In future filings please provide a description of the nature and effect of any significant changes that affect the comparability of your contributions. Please refer to ASC Topic 715-80-50-11

14. Commitments and Contingencies, page 114

Leases, page 115

4.   We note that you lease land, buildings and equipment under operating leases. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

Litigation and Claims, page 115

5.   Your disclosure indicates that you are unable to estimate the amount of a possible loss or range of loss relating to both the California Fire Litigation and California Fire Claim matters. We have the following comments related to this disclosure:

- Please provide us with a specific and comprehensive discussion regarding why you cannot estimate your reasonably possible loss or range of loss in excess of amounts accrued for each matter. We remind you that ASC 450 does not require estimation with confidence or precision.

- If you conclude that you cannot estimate the reasonably possible loss or range of loss please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop an estimate disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

- Please clarify if the amount the USDA may seek for past and future restoration and other damages could exceed $51.3 million.

- Future disclosures regarding reasonably possible losses in excess of amounts accrued may be provided on an aggregated basis.

Collective Bargaining Agreements, page 119

6.   We note your disclosure that the amount of additional funds that you may be obligated to contribute to plans that are in the "endangered," "seriously endangered" or "critical" status cannot be estimated because such amounts will "likely" be based on future levels of work. With a view towards future disclosure, please clarify if additional funds may be based on past levels of work or past contributions and, if so, how you have estimated your potential obligations.

7.   We note your disclosure that the amount of your withdrawal liability for the Central States plan could increase substantially. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding why the amount of a potential increase cannot be determined. Please tell us what consideration you have given to the range of reasonably possible losses. Reference ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief